Exhibit 8.1

May     , 2006

Board of Directors

Fox Chase Bancorp, Inc.

Fox Chase Bank

4390 Davisville Road

Hatboro, Pennsylvania 19040

Dear Board Members:

You have asked for our opinion regarding the material federal and Pennsylvania income tax consequences of the proposed transactions (collectively, the “Reorganization”), more fully described below, pursuant to which Fox Chase Bank (the “Bank”), a federally-chartered mutual savings bank, will reorganize into the federally-chartered mutual holding company structure. We are rendering this opinion pursuant to Section 21 of the Plan of Reorganization and Stock Issuance (the “Plan of Reorganization”). As used in this letter, “Mutual Bank” refers to the Bank before the Reorganization and “Stock Bank” refers to the Bank after the Reorganization. All other capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan of Reorganization.

The Reorganization will be effected, pursuant to the Plan of Reorganization, as follows:

(i)	the Mutual Bank will organize an interim federal stock savings bank as a wholly owned subsidiary (“Interim One”);

(ii)	Interim One will organize a federal stock corporation as a wholly owned subsidiary (“Fox Chase Bancorp”);

(iii)	Interim One will organize an interim federal savings bank as a wholly owned subsidiary (“Interim Two”);

(iv)	the Mutual Bank will convert its charter to a federal stock savings bank charter to become the Stock Bank (the “Conversion”) and Interim One will convert its charter into a federal mutual holding company charter to become the “Mutual Holding Company”;

(v)	Sequentially with step (iv), Interim Two will merge with and into the Stock Bank with the Stock Bank as the resulting institution;

Board of Directors

Fox Chase Bancorp, Inc.

May     , 2006

(vi)	100% of the issued common stock of the Stock Bank will be transferred to the Mutual Holding Company in exchange for the membership interests in the Mutual Bank that are conveyed to the Mutual Holding Company (the “Exchange”);

(vii)	the Mutual Holding Company will transfer 100% of the issued common stock of the Stock Bank to Fox Chase Bancorp in a capital distribution; and

(viii)	Fox Chase Bancorp will issue a majority of its common stock to the Mutual Holding Company.

Simultaneously with the Reorganization, Fox Chase Bancorp will offer to sell additional shares of its common stock pursuant to the Plan of Reorganization, with priority subscription rights granted in descending order as follows:

(i)	to depositors of the Bank with deposits having an aggregate account balance of at least $50 as of the close of business on December 31, 2004 (the “Eligible Account Holders”);

(ii)	to the Bank’s employee stock ownership plan;

(iii)	to depositors of the Bank with deposits having an aggregate account balance of at least $50 as of the close of business on the last day of the calendar quarter preceding the Office of Thrift Supervision’s approval of the Reorganization (the “Supplemental Eligible Account Holders”);

(iv)	to certain other depositors and borrowers of the Bank who do not already have subscription rights pursuant to (i) through (iii) above (the “Other Members”); and

(v)	to the general public.

In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan of Reorganization, the Prospectus and of such corporate records of the parties to the Reorganization as we have deemed appropriate. We have also relied, without independent verification, upon the factual representations of the Bank included in a Certificate of Representations. We have assumed that such representations are true and that the parties to the Reorganization will act in accordance with the Plan of Reorganization. We express no opinion concerning the effects, if any, of variations from the foregoing.

In issuing the federal income tax opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, current administrative rulings, notices, procedures and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below.

Board of Directors

Fox Chase Bancorp, Inc.

May     , 2006

In issuing the state tax opinions set forth below, we have referred solely to those taxes specified in this opinion letter and specifically do not include any opinions with respect to the consequences to depositors of the Bank under any other taxes imposed by the Commonwealth of Pennsylvania or any other subdivision thereof, or imposed by states other than Pennsylvania or local jurisdictions of such states. In addition, the state income tax opinions herein specifically do not include an opinion with respect to tax liabilities under the Pennsylvania Mutual Thrift Institutions Tax, the Pennsylvania Personal Income Tax, the Pennsylvania Capital Stock Tax or the Pennsylvania Corporate Net Income Tax attributable to events after the Reorganization or to any assets held or acquired by Fox Chase Bancorp other than stock of the Stock Bank.

This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

Federal Income Tax Consequences

Based on and subject to the foregoing, it is our opinion that for federal income tax purposes, under current tax law:

(a)	With regard to the Conversion:

(1)	the Conversion will constitute a reorganization under Section 368(a)(1)(F) of the Code, and the Bank (in either its mutual form (the “Mutual Bank”) or its stock form (the “Stock Bank”)) will recognize no gain or loss as a result of the Conversion;

(2)	the basis of each asset of the Mutual Bank held by the Stock Bank immediately after the Conversion will be the same as the Mutual Bank’s basis for such asset immediately prior to the Conversion;

(3)	the holding period of each asset of the Mutual Bank received by the Stock Bank immediately after the Conversion will include the period during which such asset was held by the Mutual Bank prior to the Conversion;

(4)	for purposes of Code Section 381(b), the Stock Bank will be treated as if there had been no reorganization and, accordingly, the taxable year of the Mutual Bank will not end on the effective date of the Conversion and the tax attributes of the Mutual Bank (subject to application of Code Sections 381, 382 and 384), including the Mutual Bank’s bad debt reserves and earnings and profits, will be taken into account by the Stock Bank as if the Conversion had not occurred;

Board of Directors

Fox Chase Bancorp, Inc.

May     , 2006

(5)	the Mutual Bank’s members will recognize no gain or loss upon their constructive receipt of shares of the Stock Bank common stock, pursuant to the Conversion, solely in exchange for their mutual ownership interest (i.e., liquidation and voting rights) in the Mutual Bank; and

(6)	no gain or loss will be recognized by members of the Mutual Bank upon the issuance to them of deposits in the Stock Bank in the same dollar amount and upon the same terms as their deposits in the Mutual Bank;

(b)	With regard to the Exchange:

(1)	the Exchange will qualify as an exchange of property for stock under Section 351 of the Code;

(2)	the initial stockholders of the Stock Bank (the former Mutual Bank members) will recognize no gain or loss upon the constructive transfer to the Mutual Holding Company of the shares of the Stock Bank they constructively received in the Conversion solely in exchange for mutual ownership interests (i.e., liquidation and voting rights) in the Mutual Holding Company; and

(3)	the Mutual Holding Company will recognize no gain or loss upon its receipt of the common stock of the Stock Bank in exchange for mutual ownership interests in the Mutual Bank;

(c)	With regard to the Mutual Holding Company’s transfer of 100% of the common stock of the Stock Bank to Fox Chase Bancorp:

(1)	Fox Chase Bancorp will recognize no gain or loss upon its receipt of 100% of the common stock of the Stock Bank from the Mutual Holding Company; and

(2)	the Mutual Holding Company will recognize no gain or loss upon its transfer of 100% of the common stock of the Stock Bank to Fox Chase Bancorp; and

(d)	With regard to those who hold subscription rights:

(1)

it is more likely that not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of Fox Chase Bancorp to be issued to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members (the “Subscription Rights”) is zero and, accordingly, that no income will be realized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members

Board of Directors

Fox Chase Bancorp, Inc.

May     , 2006

upon the issuance to them of the Subscription Rights (Section 356(a) of the Code) or upon exercise of the Subscription Rights (Rev. Rul. 56-572, 1956-2 C.B. 182);

(2)	it is more likely than not that the tax basis to the holders of shares of common stock purchased in the Reorganization pursuant to the exercise of the Subscription Rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of completion of the Reorganization (Section 1102 of the Code); and

(3)	the holding period for shares of common stock purchased in the community offering or syndicated community offering will begin on the day after the date of purchase (Section 1223(6) of the Code).

The opinions set forth in (d)(1) and (d)(2) above are based on the position that the Subscription Rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. The Internal Revenue Service will not issue rulings on whether subscription rights have a market value. We are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights issued by a converting financial institution have a market value. The Subscription Rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase Fox Chase Bancorp common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. We believe that it is more likely than not (i.e., that there is more than a 50% likelihood) that the Subscription Rights have no market value for federal income tax purposes.

State Income Tax Consequences

Pennsylvania Corporate Net Income Tax

Pennsylvania Corporate Net Income Tax (“CNIT”) is imposed on domestic and foreign corporations and business trusts for the privilege of doing business, carrying on activities or having capital employed or used or owning property in Pennsylvania (72 Pa. Cons. Stat. § 7402). However, certain entities are specifically excluded from the CNIT. According to the provisions of the Pennsylvania Mutual Thrift Institutions Tax (the “MTIT”), institutions subject to the MTIT shall be exempt from all other corporate taxes imposed by the Commonwealth for state purposes (72 Pa. Cons. Stat. § 8502(e)). The Mutual Holding Company and Fox Chase Bancorp are not entities that are subject to MTIT taxation and consequently the Mutual Holding Company and Fox Chase Bancorp are subject to CNIT taxation. As an institution subject to the MTIT, the Bank, in both its mutual and stock form, should not be subject to CNIT taxation.

Board of Directors

Fox Chase Bancorp, Inc.

May     , 2006

Taxable income for CNIT purposes, where the entire business of a corporation is transacted within Pennsylvania, is defined as “taxable income for the calendar or fiscal year as returned to and ascertained by the federal government, or in the case of a corporation participating in the filing of consolidated returns to the federal government, the taxable income which would have been returned to and ascertained by the federal government if separate returns had been made to the federal government for the current and prior taxable years, subject, however, to any correction thereof, for fraud, evasion or error as finally ascertained by the federal government” (72 Pa. Cons. Stat. § 7401(3)1(a)).

Certain modifications are made to federal taxable income to arrive at Pennsylvania taxable income. For example, adjustments that would increase Pennsylvania taxable income include certain items of tax preference items under the federal alternative minimum taxation system, but only to the extent such preference items are not included in “taxable income” for federal taxable income purposes (72 Pa. Cons. Stat. § 7401(3)1(d)). Adjustments that would decrease Pennsylvania taxable income include the dividends received deduction (72 Pa. Cons. Stat. § 7401(3)1(b)), interest on federal obligations (72 Pa. Cons. Stat. § 7401(3)1(b.1)) and wages related to federal tax credits (72 Pa. Cons. Stat. § 7401(3)1(c)).

For federal income tax purposes, and as described in greater detail herein, no gain or loss will be recognized in the Reorganization by the Mutual Holding Company or Fox Chase Bancorp. In addition, the transaction does not give rise to any positive or negative adjustments required to be made for Pennsylvania CNIT purposes. Accordingly, it is our opinion that no CNIT liability will be imposed on the Mutual Holding Company or Fox Chase Bancorp as a result of the Reorganization.

Pennsylvania Mutual Thrift Institutions Tax

Section 8501 of the MTIT defines a mutual thrift institution as every (i) savings bank without capital stock; (ii) building and loan association; (iii) savings and loan association; and (iv) savings institution having capital stock (72 Pa. Cons. Stat. § 8501). Accordingly, the Bank, as a stock savings bank, should continue to be subject to the MTIT following the Reorganization.

The MTIT provides that a mutual thrift institution will compute its tax based on separate company net income computed in accordance with generally accepted accounting principles (“GAAP”), subject to certain defined exceptions that are generally not pertinent to this analysis (72 Pa. Cons. Stat. § 8502(c)). However, “net income” shall be determined on a separate company unconsolidated basis, using cost in lieu of equity accounting for investments in a subsidiary (72 Pa. Cons. Stat. § 8502(c)(1)).

Since no income or loss shall be recognized by the Bank as a result of the Reorganization in accordance with GAAP or on a separate unconsolidated basis using cost accounting for investments in subsidiaries, there likewise should be no net income recognized for MTIT purposes. Consequently, there should be no additional tax liability incurred by the Bank with respect to the MTIT as a direct result of the Reorganization.

Board of Directors

Fox Chase Bancorp, Inc.

May     , 2006

Pennsylvania Personal Income Tax

Pennsylvania Personal Income Tax (“PIT”) is imposed on specified categories of income received by individuals. Examples of categories of income subject to the PIT is compensation, net profits from the operation of a business, profession or other activity and net gains from the sale, exchange or other disposition of real or personal property (72 Pa. Cons. Stat. § 7303(a)).

Consistent with federal treatment, Pennsylvania affords similar tax-free treatment with respect to tax-free reorganizations pursuant to Section 368(a)(1)(F) of the Internal Revenue Code (72 Pa. Cons. Stat. § 7303(a)(3)). Accordingly, the Reorganization would not give rise to any income. Therefore, the depositors of the Bank should not recognize gain or loss with respect to PIT solely as a result of the Reorganization.

*     *     *

This opinion is given solely for the benefit of the parties to the Plan of Reorganization, the shareholders of the Stock Bank and Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who receive Subscription Rights pursuant to the Plan of Reorganization, and may not be relied upon by any other party or entity or referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Forms MHC-1, MHC-2 and H-(e)1-S filed with the Office of Thrift Supervision and as an exhibit to the registration statement on Form S-1 filed with the Securities and Exchange Commission in connection with the Reorganization, and to the reference thereto in the Prospectus included in the registration statement on Form S-1 under the headings “The Reorganization and Stock Offering—Material Income Tax Consequences” and “Legal and Tax Opinions.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP